UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On June 24, 2024, Prestige Wealth Inc. (the “Company”) entered into a certain Business Development & Marketing Consulting Agreement (the “Consulting Agreement”), with Tokyo Bay Management Inc., a British Virgin Islands company (“Tokyo Bay”). Pursuant to the Consulting Agreement, Tokyo Bay agreed to provide certain services to the Company in connection with business development, market expansion, sales channel establishment, marketing strategies, and product planning in Japan. The Company agreed to pay $850,000 for the services in the form of 1,416,667 newly issued restricted Class A ordinary shares of the Company (the “Shares”) at a price per Share of US$0.60 and warrants to purchase 708,333 Class A ordinary shares of the Company at an exercise price per share equal to US$0.72 (the “Warrants”). The Warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. The Company issued the Shares and the Warrants to Tokyo Bay and its designee on June 25, 2024.

The Shares and the Warrants (and the Class A ordinary shares issuable upon exercise of the Warrants) described herein have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and were offered and sold in reliance upon the exemption from the registration requirements under Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder.

The foregoing description of the Consulting Agreement and the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Consulting Agreement and the Warrant, forms of which are filed hereto as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Business Development & Marketing Consulting Agreement dated June 24, 2024 by and between the Company and Tokyo Bay Management Inc.
10.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: June 28, 2024	By:	/s/ Hongtao Shi
	Name:	Hongtao Shi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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